September 16, 2005



Mr. Roland M. Larsen
President & CEO
Sharpe Resources Corporation
3258 Mob Neck Road
Heathsville, VA  22743

	Re:	Sharpe Resources Corporation
		Form 20-F for the Fiscal Year Ended December 31, 2005
Filed June 22, 2005
		File No. 000-29606


Dear Mr. Larsen:

      We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Tabular disclosure of contractual obligations, page 17

1. Please tell us the consideration you gave to your long-term debt in determining that you have no contractual obligations.


Controls and Procedures, page 33

2. Please revise to state whether your disclosure controls and procedures were effective as of the end of the reporting period covered by your report.

Consolidated Financial Statements

Auditors` Report

3. Please include an accountants` report in your Form 20-F for the years ended December 31, 2004 and 2002.

4. We note that your audit report was signed by an audit firm based in
Toronto, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States, in light of the facts that the majority of your assets are located within, the majority of your expenses are
derived within, and your corporate offices are located in the
United
States.  In accordance with Article 2 of Regulation S-X, we
believe
that the audit report of a registrant should ordinarily be
rendered by
an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues
in the Division of Corporation Finance" on the Commission`s
website
at:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
..
Please tell us whether your management and accounting records are located in the United States or Canada as well as where the majority of the audit work is conducted. We may have further comments.

Certifications, page 58

5. Please conform your Rule 13a-14(a)/15d-14(a) certifications to the certifications set forth in the Instructions as to the Exhibits, exhibit 12, of Form 20-F.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ryan Milne at (202) 551-3688 or me at (202)
551-
3684, if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								April Sifford
								Branch Chief

cc: 	Mr. Ryan Milne


Mr. Roland M. Larsen
Sharpe Resources Corporation
September 16, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010